NO ACT

PE
1-29-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011534

Received SEC
MAR 25 2009
Washington, DC 20549

March 25, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-25-09

Darlene D. Chiang
Leland, Parachini, Steinberg, Matzger & Melnick, LLP
199 Fremont Street, 21st Floor
San Francisco, CA 94105

Re: Oak Valley Bancorp
Incoming letter dated January 29, 2009

Dear Ms. Chiang:

This is in response to your letter dated January 29, 2009 concerning the shareholder proposal submitted to Oak Valley Bancorp by Robert P. Laukat. We also have received a letter from the proponent dated February 18, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Robert P. Laukat

*** FISMA & OMB Memorandum M-07-16 ***

March 25, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Oak Valley Bancorp
Incoming letter dated January 29, 2009

The proposal requests that the board support and take the necessary steps to provide for cumulative voting in the election of directors.

There appears to be some basis for your view that Oak Valley Bancorp may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Oak Valley Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Oak Valley Bancorp did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Oak Valley Bancorp's request that the 80-day requirement be waived.

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ROBERT P. LAUKAT

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
2009 FEB 27 AM 11:17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 18, 2009

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street NE
Washington, DC 20549

Re: Oak Valley Bankcorp Shareholder Proposal

Ladies and Gentlemen:

On January 29, 2009 Darlene Chiang of the LPS Law Firm wrote you and behalf of Oak Valley Bankcorp indicating that Oak Valley intended to exclude my shareholder proposal dated January 15, 2009.

They based their objection on the fact that cumulative voting had already been substantially implemented. They also included in their objection bylaws, which state, and I quote, "No holder of any class of stock of the corporation shall be entitled to cumulative votes in connection with any election of directors of the corporation."

I am confused. With this provision in their bylaws how can they say it has already been substantially implemented?

I look forward to your decision on this matter.

Cordially,

Robert P. Laukat

cc: LPS Corporation
199 Fremont Street, 21st floor
San Francisco, California 94105
Attn: Darlene Chiang

Rick McCarty
Oak Valley Bankcorp
125 N. 3rd Ave
Oakdale, California 95361

RECEIVED

2009 JAN 30 PM 1:18

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DARLENE D. CHIANG
dchiang@lpslaw.com
Direct Dial: (415) 243-2241

January 29, 2009

VIA FEDERAL EXPRESS

Securities and Exchange Commission
(the "Commission")
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Oak Valley Bancorp - Exclusion of Substantially Implemented Shareholder Proposal

Ladies and Gentlemen:

On behalf of Oak Valley Bancorp, a California corporation (the "Company"), this letter advises you that the Company intends to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials"). Mr. Robert P. Laukat (the "Proponent") submitted the proposal dated January 15, 2009 (the "Proposal"), attached as Exhibit A. The Company acknowledged the submission by a letter dated January 28, 2009, a copy of which is attached as Exhibit B.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and all of its exhibits. A copy of this letter, including the exhibits, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2009 Proxy Materials.

The Company intends to commence distribution on its 2009 Proxy Materials on or about March 31, 2009. We acknowledge that this letter is being submitted less than 80 days before the Company files its 2009 Proxy Materials, which does not meet the submission deadline requirement under Rule 14a-8(j). We respectfully request the Staff to waive this requirement based on good cause, since the 80-day window had already passed when the Company received the Proposal, on January 21, 2009.

1. The Proposal

The Proposal sets forth the following resolution:

> RESOLVED: That the stockholders of Oak Valley Bancorp hereby request the Board of Directors to support and take the necessary actions to provide for cumulative voting in the election of Directors, which means that each stockholder shall be entitled to as many votes as shall

{S:\OAKBNK\0011\LTR\611570.DOC 2}

> equal the number of shares he or she owns, multiplied by the number of Directors to be elected, and he or she may cast all of such votes for a single candidate or any two or more candidates, as he or she may see fit.

2. <u>Basis for Exclusion</u>

The Company intends to omit the Proposal from the 2009 Proxy Material on the basis of Rule 14a-8(i) (10), because the Company has substantially implemented the Proposal.

Rule 14a-8(i) (10) permits omission of a proposal if a company "has already substantially implemented the proposal." As noted in *Exchange Act Release No. 34-20091* (August 16, 1983), only substantial implementation is necessary, and it is not necessary that a shareholder proposal be fully effected to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(10). This exclusion is "designated to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." (See *Exchange Act Release No. 34-12598* (July 7, 1976).) The Staff has stated, "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter, or has implemented the essential objectives in place relating to the subject of the proposal, the shareholder proposal has been substantially implemented within scope of Rule 14a-8(i)(10).

Here, the Proposal requests the Company to adopt cumulative voting in the election Directors. However, the Company has already substantially implemented the Proposal by permitting cumulative voting in its Bylaws. Section 301.5 of the California General Corporations Law (CGCL) allows a corporation to eliminate cumulative voting only if the corporation is a "listed corporation" within the meaning of Section 301.5(d) of the CGCL. Section 2.8 of the Company Bylaws, as amended, tracks Section 301.5 of the CGCL, which allows the Company to eliminate cumulative voting if the Company is a "listed corporation" within the meaning of Section 301.5(d). A copy of the relevant provisions in the Company Bylaws is attached as <u>Exhibit C</u>. However, the Company is <u>currently not</u> a "listed corporation" for purposes of CGCL Section 301.5.

Section 301.5(d) defines a "listed corporation" as follows:

> (1) A corporation with outstanding shares listed on the New York Stock Exchange or the American Stock Exchange.
> (2) ***A corporation with outstanding securities listed on the National Market System of the Nasdaq Stock Market (or any successor to that entity). [emphasis added]***

On July 1, 2006, the Nasdaq Stock Market, LLC renamed its National Market System as the "Nasdaq Global Market," making it the successor entity to the National Market System. The Company's common stock is presently listed on the Nasdaq Capital Market, but not on the Nasdaq Global Market. Therefore, the Company is not currently a "listed corporation" for purposes of CGCL Section 301.5. Thus, cumulative voting is still permitted and is in effect pursuant to CGCL Section 708, and each shareholder of the Company has the right to exercise cumulative voting as permitted under the CGCL.

Based on the foregoing, it is the Company's position that the subject matter of the Proposal has already been substantially implemented, and the Proponent's Proposal is therefore moot. Accordingly, the Company concludes that the Proposal may be properly omitted from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i) (10). If the Proponent elects to exercise his cumulative voting rights in accordance with CGCL Section 708, the Proponent shall be able to do so, so long as he meets the requirements set forth in Section 708(b) of the CGCL. Section 708(b) requires that "[n]o shareholder shall be entitled to cumulative votes...unless the candidate or candidates' names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the shareholder's intention to cumulate the shareholder's votes."

3. <u>Action Requested</u>

We hereby request confirmation that the Staff will not recommend an enforcement action if the Company's omits the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i) (10) for the reasons set forth above. If the Staff disagrees with the Company's conclusion that the Proposal may be so omitted from its 2009 Proxy Materials, we request the opportunity to confer with the Staff prior to the issuance of its position. In addition, we would be pleased to provide the Staff with such further information as the Staff may request regarding the matters that are the subject of the Proposal.

* * *

Kindly acknowledge receipt of this letter by signing and returning the enclosed Acknowledgment of Receipt of this letter and returning it in the enclosed envelope. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (415) 243-2241 or Matteo Daste at (415) 243-2292.

Very truly yours,

Darlene D. Chiang
LELAND, PARACHINI, STEINBERG,
MATZGER & MELNICK, LLP

{S:\OAKBNK\0011\LTR\611570.DOC 2}

Exhibit A

Attached on the following page is a copy of the letter from Robert P. Laukat to the Company dated January 15, 2009, together with the Proposal attached to such letter as an exhibit.

ROBERT P. LAUKAT

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2009

Oak Valley Bankcorp.
125 North Third Street
Oakdale, CA 95316
Attention: Corporate Secretary

Reference: Stockholder Cumulative Voting Proposal for 2009 Annual Meeting

Dear Sir:

I submit the resolution and supporting statement attached hereto as Annex 1 for inclusion in the proxy statement of Oak Valley Bankcorp in respect of the 2009 annual meeting of stockholders (the "Annual Meeting") of Oak Valley Bankcorp.

As of the date hereof, I am the beneficial owner of 3,346 shares of common stock of Oak Valley Bankcorp and intend to continue to hold such shares through the date of the Annual Meeting. Such shares are held in my brokerage account with Charles Schwab & Co., Inc. As of the date hereof, I have continuously held at least $2,000 in market value of Oak Valley Bankcorp securities as evidenced by account statement from Charles Schwab & Co., Inc., included with this letter.

I or my representative, duly qualified under Maryland law, will appear in person at the Annual Meeting to present the resolution.

This notice is submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended. I expect the attached resolution and supporting statement will be included in Oak Valley Bankcorp proxy material for the Annual Meeting unless I am otherwise advised in writing.

If there are any changes, amendments or deletions to the resolution and supporting statement that are required in order to have them presented, please contact me immediately at the above address.

Very truly yours,

Robert P. Laukat

cc: United States Securities & Exchange Commission
456 5th Street, NW
Washington, D.C. 20459

EXHIBIT A

Annex 1

CUMULATIVE VOTING

RESOLVED: That the stockholders of Oak Valley Bankcorp, hereby request the Board of Directors to support and take the necessary steps to provide for cumulative voting in the election of Directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns, multiplied by the number of Directors to be elected, and he or she may cast all of such votes for a single candidate or any two or more candidates as he or she may see fit.

Supporting Statement:
Under the Troubled Asset Relief Program sponsored by the U.S. Government, Oak Valley Bankcorp issued $13,500,000.00 worth of senior preferred stock to the U.S. Government with a 5% interest rate and the right to purchase 350,046 shares of Oak Valley Bankcorp common stock at $5.78 a share. Additionally, a provision of this transaction restricts raising the dividend to common stock without U.S. Government approval. The interest rate of the preferred stock raises to 9% in 5 years if the preferred stock is not retired during the first 5 year period.

On May 14, 2007 shareholders were offered rights (dependent upon how many common shares then held) to purchase common shares at $11.00 a share with a dividend, we thought, would be determined by the Board of Directors.

In light of these facts, I believe management of Oak Valley Bankcorp owes us a detailed explanation of how this transaction will benefit the common shareholder, how are they going to be able to make real estate loans to homeowners profitable. I thought that was the object of the T.A.R.P. program.

This shareholder proposal would make it easier for the common shareholder to elect independent board members, now or in the near future. If you feel the present board is not serving the common shareholder's best interest, please vote yes.

PLEASE VOTE YES ON THIS PROGRAM

[redacted]

Investment Detail - Equities

Accounting Method
Equities: First In First Out (FIFO)

Equities	Quantity / Units Purchased	Market Price / Cost Per Share	Market Value / Cost Basis	% of Account Assets / Acquired	Unrealized Gain or (Loss)	Estimated Yield / Holding Days	Estimated Annual Income / Holding Period
COOLBRANDS INTL INC F	92.0000	0.3645	33.53	<1%	N/A[1]	0.00%	0.00
SYMBOL: COLBF	92.0000	N/A	please provide	01/08/75	N/A	12411	Long-Term
GENERAL ELECTRIC COMPANY [4]	1,206.9816	16.2000	19,552.61	18%	(20,938.10)	7.65%	1,496.62
SYMBOL: GE	53.7997	26.9562[1]	1,450.24		(578.88)		Short-Term
	72.7912	35.7995[1]	2,605.89		(1,426.67)		Long-Term
	1,000.0000	33.9329	33,932.95	04/11/02	(17,732.95)	2456	Long-Term
	6.7676	26.5973	180.00	10/24/02	(70.38)	2256	Long-Term
	8.1806	23.3833	191.29	01/23/03	(58.76)	2164	Long-Term
	6.5551	29.4183	192.84	04/28/03	(86.65)	2074	Long-Term
	6.8078	28.5107	194.09	07/28/03	(83.81)	1983	Long-Term
	6.8684	28.4569	195.38	10/28/03	(84.19)	1891	Long-Term
	6.0248	34.3629	207.03	01/27/04	(109.43)	1800	Long-Term
	6.7241	30.9692	208.24	04/27/04	(99.31)	1709	Long-Term
	6.3993	32.7504	209.58	07/27/04	(105.91)	1618	Long-Term
	6.3669	33.1181	210.86	10/26/04	(107.72)	1527	Long-Term
	6.4824	35.9974	233.35	01/26/05	(128.34)	1435	Long-Term
	6.4359	36.4797	234.78	04/28/05	(130.52)	1345	Long-Term
	6.7528	34.9766	236.19	07/28/05	(126.79)	1254	Long-Term
Cost Basis			*40,452.71*				
LSI CORPORATION [4]	56.0000	3.2900	184.24	<1%	N/A[1]	0.00%	0.00
SYMBOL: LSI	56.0000	N/A	please provide	05/31/02	N/A	2406	Long-Term
OAK VALLEY BANCORP	3,346.0000	6.0000	20,076.00	18%	(11,235.90)[1]	2.50%	501.90
SYMBOL: OVLY	1,289.0000	N/A	please provide	01/13/05	N/A	1448	Long-Term
	488.0000	12.0129	5,862.32	02/05/07	(2,934.32)	695	Long-Term
	512.0000	12.0129	6,150.63	02/05/07	(3,078.63)	695	Long-Term
	500.0000	10.8759	5,437.95	05/15/07	(2,437.95)	596	Long-Term
	557.0000	11.0000	6,127.00	07/23/07	(2,785.00)	527	Long-Term
Cost Basis			*23,577.90*[1]				

Schwab has provided accurate gain and loss information wherever possible for most investments. Cost basis data may be incomplete or unavailable for some of your holdings. Please see "Footnotes for Your Account" section for an explanation of the endnote codes and symbols on this statement.

STCA4721-002559 1313498

Exhibit B

Attached on the following page is a copy of the letter from the Company to Mr. Robert P. Laukat dated January 28, 2009, which acknowledged the receipt of Mr. Laukat's letter and his submission of the Proposal.

OAK VALLEY

January [illegible], 2009

Robert F. [illegible]

FISMA & OMB Memorandum M-07-16

Dear Mr. [illegible]:

This will acknowledge receipt of the proposal concerning cumulative voting, which you have submitted in connection with Oak Valley Bancorp 2009 annual meeting of shareholders by letter dated January 15, 2009 and received by Oak Valley Bancorp on January 21, 2009.

Your share ownership has been verified. You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under California law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend to appoint a representative to act in your place to present your proposal, you must provide a proxy for your shares or other documentation signed by you that specifically identifies the intended representative by name and specifically delegates to that person the authority to present your shareholder proposal on your behalf at the annual meeting. A copy of this authorization should be sent to my attention in advance of the meeting.

Sincerely,

[illegible]
SVP/CFO

Exhibit C

Attached on the following page is a copy of a Secretary's Certificate dated January 12, 2009, certifying Sections 2.8 of the Company's Bylaws as currently in effect.

Exhibit 3.5

OAK VALLEY BANCORP

SECRETARY'S CERTIFICATE

1. The undersigned hereby certifies that he is the duly appointed Secretary of Oak Valley Bancorp and is serving in that capacity in accordance with the Bylaws of the Corporation.

2. The undersigned further certifies that the attached bylaw provisions have been duly adopted and are in full force and effect.

Dated: January 12, 2009.

/s/ Arne J. Knudsen
ARNE J. KNUDSEN
Secretary
Oak Valley Bancorp

OAK VALLEY BANCORP

LISTED CORPORATION BYLAW PROVISIONS

SECTION 2.8. VOTING. The shareholders entitled to notice of any meeting or to vote at any such meeting shall be only persons in whose name shares stand on the stock records of the corporation on the record date determined in accordance with Section 2.11 of this Article II.

Voting of shares of the corporation shall in all cases be subject to the provisions of Sections 700 through 711, inclusive, of the Code.

The shareholders' vote may be by voice or ballot; provided, however, that any election for directors must be by ballot if demanded by any shareholder before the voting has begun. On any matter other than election of directors, any shareholder may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal (other than the election of directors), but, if the shareholder fails to specify the number of shares which the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares that the shareholder is entitled to vote. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter (other than the election of directors) shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by the Code or by the articles of incorporation.

No holder of any class of stock of the corporation shall be entitled to cumulate votes in connection with any election of directors of the corporation.

In any election of directors, the candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them, up to the number of directors to be elected, shall be elected. Votes against the director and votes withheld shall have no legal effect.

This provision shall become effective only when the corporation becomes a listed corporation within the meaning of Section 301.5 of the Code.

SECTION 3.3. ELECTION AND TERM OF OFFICE OF DIRECTORS. The directors shall be elected annually by the shareholders at the annual meeting of the shareholders; provided, that if for any reason, the annual meeting or an adjournment